China Valves Technology, Inc.
21F Kineer Plaza
226 Jinshui Road
Zhengzhou, Henan Province
People’s Republic of China 450008
People’s Republic of China

June 10, 2011

By EDGAR Transmission and by Hand Delivery
Lisa Etheredge, Esq.
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Valves Technology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Form 10-Q for the Period Ended March 31, 2011
Form 8-K/A filed November 8, 2010
File No. 1-34542

Dear Ms. Etheredge:

On behalf of China Valves Technology, Inc. (“China Valves” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 26, 2011 providing the Staff’s comments with respect to the above referenced filings.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the year ended December 31.2010 General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

China Valves Response: We acknowledge the Staff’s comments and will provide the Staff with such revisions in our supplemental response, and will include such revisions in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.

Please revise your MD&A to more fully quantify the impact that each of your 2010 acquisitions had upon each of your income statement line items and your financial condition. Your current discussion quantifies only the impact upon sales revenue and does not separately identify the sales contribution associated with each acquisition.

China Valves Response: Please see below for an income statement and balance sheet that quantifies the impact of the three acquisitions for the fiscal year ended December 31, 2010 and their contribution to the overall financial condition.

According to the schedule below, Yangzhou, Changsha and Hanwei contributed 3.3%, 17.0% and 16.9%, respectively, to the consolidated revenue. Yangzhou Rock, Changsha Valve and Hanwei Valve contributed 3.4%, 16.3% and 15.0%, respectively, to the consolidated gross profit. Yangzhou, Changsha and Hanwei accounted for 2.3%, 21.3% and 5.0%, respectively, to the operating expenses. Yangzhou, Changsha and Hanwei contributed 5.2%, 20.6% and 21.2%, respectively, to the consolidated net income.

As of December 31, 2010, Yangzhou held 0.2%, Changsha had 10.3%, and Hanwei had 12.6%, respectively, of the consolidated cash and cash equivalents. Yangzhou accounted for 3.3% of the consolidated current assets, Changsha contributed 15.2% and Hanwei contributed 13.6%, respectively, to the consolidated current assets. Meanwhile, Yangzhou had 1.9%, Changsha had 19.4% and Hanwei had 18.2%, respectively, of the consolidated current liabilities.

INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2010

		%		%		%
		contributed		contributed		contributed	Consolidated
	YZ	to overall	CS	to overall	HW	to overall	2010
REVENUE

Total Revenue	5,983,351	3.3%	31,265,638	17.0%	31,116,982	16.9%	183,696,126

COST OF GOODS SOLD	3,282,485	3.2%	18,139,730	17.6%	19,023,043	18.4%	103,276,910

GROSS PROFIT	2,700,866	3.4%	13,125,908	16.3%	12,093,939	15.0%	80,419,216
EXPENSES:

Selling expense	98,479	0.9%	2,608,774	25.0%	514,005	4.9%	10,414,293

G&A expense	504,593	3.2%	2,976,715	19.1%	809,797	5.2%	15,563,906

Other expense							284,877

Total Operating Expenses	603,072	2.3%	5,585,489	21.3%	1,323,802	5.0%	26,263,076
INCOME FROM
OPERATIONS	2,097,794	3.9%	7,540,419	13.9%	10,770,137	19.9%	54,156,140
OTHER (INCOME) EXPENSE:

Other income, net	(966,108)	144.3%	(3,188,752)	476.3%	7,260	-1.1%	(669,462)

Gain from acquisition							(3,714,840)

Interest expense, net	54	0.1%	(1,263)	-1.3%	(16,646)	-16.5%	100,997
Change in fair value of derivative instruments							785,350
Total Other (Income)
Expense, net	(966,054)	27.6%	(3,190,015)	91.2%	(9,386)	0.3%	(3,497,955)

INCOME BEFORE PROVISION FOR INCOME TAXES	3,063,848	5.3%	10,730,434	18.6%	10,779,523	18.7%	57,654,095
PROVISION FOR INCOME TAXES	814,603	5.6%	1,836,442	12.7%	1,616,929	11.2%	14,456,566

NET INCOME	2,249,245	5.2%	8,893,992	20.6%	9,162,594	21.2%	43,197,529

BALANCE SHEETS ITEMS
AS OF DECEMBER 31, 2010

ASSETS	YZ	% contributed to overall	CS	% contributed to overall	HW	% contributed to overall	Consolidated December 31, 2010
CURRENT ASSETS:
Cash and cash equivalents& Restrict cash	56,533	0.2%	2,784,729	10.3%	3,395,184	12.6%	26,985,205
Accounts receivables, net	3,746,234	4.4%	13,281,036	15.7%	12,346,307	14.6%	84,347,311
Inventories, net	338,833	2.1%	3,918,745	24.1%	2,018,153	12.4%	16,251,938
Other current assets	314,471	3.7%	751,355	8.8%	729,826	8.6%	8,515,991
Total current assets	4,456,071	3.3%	20,735,865	15.2%	18,489,470	13.6%	136,100,445
PLANT AND EQUIPMENT, net	3,435,765	8.4%	4,542,538	11.1%	4,607,399	11.3%	40,773,562
OTHER ASSETS:
Intangibles, net	3,080,085	13.4%	6,169,258	26.8%	4,161,934	18.1%	23,027,880
Other non current assets		0.0%		0.0%		0.0%	38,605,775
Total other assets	3,080,085	5.0%	6,169,258	10.0%	4,161,934	6.8%	61,633,655
Total assets	10,971,921	4.6%	31,447,661	13.2%	27,258,803	11.4%	238,507,662
LIABILITIES
CURRENT LIABILITIES:
Accounts payable - trade	87,638	0.4%	2,697,113	12.3%	5,688,991	26.0%	21,913,247
Short-term loans		0.0%	758,500	13.4%		0.0%	5,648,794
Taxes payable	95,053	1.4%	912,969	13.4%	993,446	14.5%	6,828,118
Other current liabilities	768,390	5.0%	5,294,570	34.1%	2,397,517	15.5%	15,510,786
Total current liabilities	951,081	1.9%	9,663,152	19.4%	9,079,954	18.2%	49,900,945

Critical Accounting Policies
General

3.

We note from your disclosures in footnote four of your consolidated financial statements that your wrote off $1.9 million of inventory during 2010 and increased your inventory allowance by $715,000 during 2010.Please revise your critical accounting policies and financial statement footnotes as necessary to more fully explain how you evaluate your inventory for impairment, differentiating between how you determine when to record an impairment compared to when you adjust your inventory allowance. It is unclear if the write down was due to slow moving inventory, price changes and/or some other factors. Please also revise to more fully explain the assumptions you use to evaluate the recoverability of your inventory as of each period-end. Please also revise to explain what semi-finished products represent and how they are different from your other categories of inventory.

China Valves Response:

The following is our updated critical accounting policy for inventory:

Inventories

The Company’s aggregate inventories are carried at cost or, if lower, net realizable value determined on the weighted average method. The Company provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. The future estimated realizable value of inventory is generally based on the historical usage of such inventory. The Company ages its inventory with no recent demand and applies various valuation factors based on the last demand from customers for such material. If future conditions cause a reduction in the Company’s current estimate of realizable value, due to a decrease in customer demand, a drop in commodity prices or other market-related factors that may influence demand for particular products, additional provisions may be required. In addition, the Company also reviews most recent quotes from vendors and compares with the carrying value of its inventory. If carrying amount of raw materials exceeds prices available at the balance sheet date, then the excess amount is directly written off and included in cost of the goods sold.

In 2010, the Company reserved $715,000 in allowance due to slow moving inventory, most of which are commodity valves whose technical specification no longer matched customers’ demand. Commodity valves are universal products we produce to meet general needs. $1.9 million was directly written off and included in cost of goods sold after comparing the carrying value of inventory and recent market prices.

Semi-finished products are work-in-process (WIP) inventory at the finishing stages of production. These products that are awaiting final assembly have similar physical shape to finished goods. The Company differentiates these products from WIP for inventory management purpose.

Goodwill

4.	Please revise to explain, in detail, how you determine your reporting units for good will impairment testing purposes.

China Valves Response: The following is our updated critical accounting policy for goodwill:

Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill is not amortized, but is instead tested for impairment. Goodwill is reviewed for impairment annually at the reporting unit in accordance with generally accepted accounting principles in the United States of America. We determine the reporting units based on following factors:

a. It engages in business activities from which it may earn revenues and incur expenses;

b. Its operating results are regularly reviewed by the Company’s chief operating decision makers to make decisions about resources to be allocated to the segment and assess its performance; and

c. Its discrete financial information is available.

The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit, and the Company must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. The Company performs its annual impairment review of goodwill every year at December 31 and when a triggering event occurs between annual impairment tests. No impairment loss was recorded for the year ended December 31, 2010.

5.

To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total shareholder’s equity, please provide the following disclosures for each of these reporting units in future filings.

  Identify the reporting unit;
  The percentage by which fair value exceeds the carrying values as of the most recent step-one test;
  The amount of good will allocated to the reporting unit;
  A description of the methods and key assumptions used and how the key assumptions were determined;
  A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should specifics to the extent Possible(e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
  A description of any potential events and/or circumstances that could reasonably be expected to negatively affect the key assumptions.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any intangible assets for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

China Valves Response: We acknowledge the Staff’s comments and will include such revisions in future filings.

6.

As a related matter, please also tell us how you considered the fact that it appears the book value of your net assets significantly exceeded your market capitalization as of December 31, 2010. Please tell us, in detail, how you considered this factor in determining that there was no goodwill impairment at that time.

China Valves Response: On December 31, 2010, the Company’s stock price was $10.48. With 34,669,654 shares of common stock outstanding, the result was a market capitalization of $363 million. The book value of net assets of the Company was $189 million as of December 31, 2010, which was much lower than the market capitalization at that time. On March 31, 2011, the stock price closed at $4.64. The market capitalization stood at $166 million with $ 35,669,654 shares of common stock outstanding and net assets of $206 million. The Company believes the decrease in stock price is temporary. The Company believes, due to the market volatility in the recent months, the market capitalization is not indicative of the Company’s operation results.

Item 9A. Controls and Procedures

(b) Management’s annual report on internal control over financial reporting

7.

Your disclosure includes a list of steps necessary to address your material weaknesses. It is unclear which steps have been addressed as of December 31, 2010 and which ones still need to be implemented. Please revise to differentiate between the specific changes you have made to your internal controls over financial reporting as of each period-end and the changes that you intend to make but have not yet implemented.

China Valves Response: As of December 31, 2010 and March 31, 2011, we have made the following changes to improve our internal controls over financial reporting:

a.

Involved both internal accounting and operations personnel and outside contractors with technical accounting expertise early in the evaluation of our complex, non- routine transactions to obtain additional guidance as to the application of generally accepted accounting principles to such transactions;

b.

Required that our senior accounting personnel and the principal accounting officer review our complex, non-routine transactions to evaluate and approve the accounting treatment for such transactions. We also consulted experts in the event that transactions were beyond our comprehension; and

c.	Trained internal accounting personnel on US GAAP.

We are in the process of strengthening internal audit function and hiring additional accounting personnel with adequate US GAAP experience .

Consolidated Financial Statements
Note 2 – Summary of Significant – Accounting Policies
Long-Lived Assets, page F-9

8.	Please revise to explain the specific circumstances surrounding the impairment of $1.3 million of your long-lived assets during the year ended December 31, 2010.

China Valves Response: The products manufactured by certain equipments did not meet the customer’s needs. The Company determined that the equipments were technically obsolete and needed to be replaced with new equipments.

Note 11 – Commitments and Contingencies, page F-18

9.	Please tell us if you would have met the 2010 net income and fully diluted earnings per share targets for 2010 if you had not acquired Changsha Valve.

China Valves Response: Changsha Valve contributed approximately $8.89 million to our net income of $43.20 million. Therefore, with the net income of approximately $34.3 million without Changsha Valve, the Company would have met the 2010 net income target of $34 million.

On December 27 and December 30, 2009, the Company sold a total of 2,747,447 shares of its common stock to certain investors pursuant to a shelf registration statement. The investors also received warrants to purchase an aggregate of 412,116 shares exercisable for 30 days beginning on the date of the initial issuance of the warrants. All investors exercised their warrants. The proceeds were used for general working capital purposes and the acquisitions in 2010. If the Company decided not to acquire Changsha Valve, it would have sold much less shares and would be able to meet the diluted earnings per share target.

10.	Please revise to disclose one of the following regarding the class action lawsuit filed on February 4, 2011.
  Disclose the amount or range of reasonably possible losses over and above any
  Amount already accrued;
  Disclose that any such amount in addition to the amount accrued is not material to the financial statements; or
  Disclose that the amount of reasonably possible losses related to this matter cannot be estimated.

To the extent that you believe the amount of reasonably possible losses related to this matter cannot be estimated, please supplementally tell us why they cannot be estimated and explain the process you have undertaken to attempt to estimate any reasonably possible losses.

China Valves Response: The class action lawsuits are too preliminary to make any reasonable determination about a range of possible losses. An operative consolidated complaint has not yet been filed and no class period has been established. Accordingly, there is no basis yet on which reasonably to calculate any possible losses.

NOTE15 – Geographic and Product Lines ,page F-24

11.

You state that you consider yourself to be operating within one operating segment. However, your MD&A discussion attributes fluctuations in gross profit to differences in the profitability of the various type of valves you manufacture. For example, your disclosures indicate that gate valves and ball valves have lower gross profit than butterfly valves and high pressure valves. In order to make these statements, it seems possible that your chief operating decision maker(s) may have access to information about the operating results of your business at a level lower than the consolidated level and that this information may be regularly reviewed by the chief operating decision maker(s). Since you have defined your chief operating decision maker to be a group that includes the Chief Executive Officer and his direct reports, please confirm to us that neither the CEO nor his direct reports regularly review any information about the profitability or operating results of your business at a level below the consolidated level. If you have determined that you have more than one operating segment but your operating segments were aggregated into one reportable segment, please provide us with your aggregation analysis pursuant to ASC 280-10-50-11, including how you determined they had similar economic characteristics.

China Valves Response: We hereby confirm that neither the Company’s Chief Executive Officer nor his direct reports have regularly reviewed any information about the profitability or operating results of our business at a level below the consolidated level.

ASC 280-10-50-11 states that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

As stated in Note 15, the production process, class of customer, selling practice and distribution process are the same for all valves. Therefore, all of our valves are aggregated into one segment.

Note 16 – Business Combinations. page F-24

12.	Please address the following regarding your 2010 business combinations.
  For each acquisition, provide the disclosures required by ASC 805-30-50-1(c) or supplementally confirm that there are no contingent consideration arrangements associated with any of these acquisitions.

China Valves Response: We confirm that there were no contingent consideration arrangements associated with any of these acquisitions.

  Disclose the amount of goodwill expected to be deductible for tax purposes in connecting with the Hanwei acquisition. Please also disclose the qualitative factors that comprise the goodwill recognized. Please refer to ASC 805-30-50-1(a) and (b).

China Valves Response:

On April 18, 2010, China Valves Technology acquired 100% shares for Hanvwei for the amount of $19.5 million. The goodwill recorded was $11,046,074 on Hanwei.

It was an equity acquisition (stock acquired). Per Reg. Section 197(c)(1), amortization under Section 197 is not available for the cost of acquiring stock. Thus, no goodwill would be deductible for tax purposes in connecting with the Hanwei acquisition.

As disclosed in Note 10, the goodwill recognized in conjunction with the acquisition of Hanwei represents intangible values that Hanwei has built over its more than 16 years of history, which do not qualify for separate recognitions, or other factors. These values include, but are not limited to:

i)	Expected synergies from combining operations of the Company’s operating subsidiaries and Hanwei Valve;

ii)	The experienced work force;

iii)	Proprietary technologies related to certain products

iv)	The proprietary manufacturing processes.

The acquisition-date fair value of the total consideration transferred is $19.5 million in cash and the acquisition-date fair value of each major class of assets included:

Hanwei Valve	Fair Value
Inventory	$1,802,490
Buildings and Equipment	2,526,087
Intangible Assets	4,121,271
Total assets	8,449,848
Total liabilities	-
Net assets	$8,449,848
  Disclose the reasons why your acquisitions of Yangzhou Rock and Changsha Valve resulted in gains aggregating $3.68 million. Please refer to ASC 805-30-50-1(f).

China Valves Response:

Yangzhou Rock:

We were able to negotiate the purchase price down because the owner of Yangzhou Rock was eager to sell the business so that he could pursue his interest in the trading business. The owner wanted to sell his business quickly and was willing to sell it below value to complete the process and allow him to focus his efforts in other areas.

Changsha Valve:

Changsha Valve was founded in 1958 and was a state owned enterprise until Watts purchased it in 2006. Watts had no localized management to manage Changsha Valve, and the US management encountered challenges when managing Chinese employees. Watts lacked local market knowledge in China. Watts promised in 2007 to build Changsha Valve into a top valve factory in Asia. It failed to do so and it decided to dispose the business in 2009. The disappointed and angry employees at Changsha Valve went on strike. Due to these issues, we were able to negotiate a reduced purchase price for Changsha Valve.

  Please confirm if your acquisitions of Yangzhou Rock and Hanwei Valve involved the acquisition of any equity interests. If so, please quantify and describe the interests acquired and how they were acquired. For the Yangzhou Rock acquisition, please also clarify if you acquired these interests from an unaffiliated third party. Please refer to ASC 805-10-50-2.

China Valves Response: We purchased 100% equity interest of Yangzhou Rock and Hanwei Valve. The acquisition dates for Yangzhou Rock and Hanwei Valve were January 13, 2010 and April 8, 2010, respectively. We obtained control through acquiring 100% voting interest of both companies and by directly appointing senior managements. For the Yangzhou Rock acquisition, we acquired these interests from an unaffiliated third party.

  For each of the acquisitions, please revise to explain, in detail, the primary reasons for the acquisition and how you determined the fair value of the assets and liabilities acquired.

China Valves Response: China’s valve industry is highly fragmented in terms of geography and industries served. The Company has been planning to consolidate the industry and expand its products portfolio. Yangzhou Rock is the only Chinese company to produce valve locks. It has a number of invention patents. Changsha Valve produces large size butterfly valve for hydropower industry. Hanwei valve manufactures ball valves for petro-chemical industry, and is also one of the only two companies in the world that can produce the 24-way rotary valve. Before the three acquisitions, the Company did not produce and sell those products. The acquisitions expanded our product offerings and customer base. The Company obtained an appraisal for each of the acquisitions from an outside third party.

  Revise to provide the disclosures required by ASC 805-10-50-2(h).

China Valves Response:

We revised the disclosures as below:

	Pro forma
	For year ended December 31,
USD	2010	2009
Revenue	186,157,313	133,543,469
Net income	43,284,793	26,105,841

13.	Please also address the following regarding the acquisition of Changsha Valve:
  Supplementally explain why it was necessary to form Able Delight Investment, Ltd. in order to facilitate your purchase of Changsha Valve.

China Valves Response: The formation of Able Delight Investment, Ltd. (“Able Delight”) was required by Watts Regulator. Watts Regulator required, as a condition of the sale of Changsha Valve, that the purchasing party be a company whose registered owner was not the Company, a direct competitor of Watts Regulator. It also required the purchasing party to be a wholly foreign owned entity outside China to ensure that Changsha Valve would maintain its status as a wholly foreign owned enterprise in China after the acquisition. Mr. Siping Fang, the then CEO of the Company asked Qing Lu to form Able Delight because Qing Lu is a Canadian citizen and would be qualified to set up such a wholly foreign owned entity, be it in Hong Kong or the British Virgin Islands, or somewhere else outside China. In addition, Qing Lu is a trusted relative of Mr. Siping Fang. Therefore, Able Delight was formed in November 2009 after we entered into serious negotiations with Watts Regulator to facilitate the acquisition of Changsha Valve.

  It appears from your disclosures that Able Delight Investment, Ltd. purchased Changsha Valve in January 2010 for $6.07 million and you subsequently acquired Changsha Valve in February 2010 for $15 million. If true, please explain why you paid more than double the price paid by Able Delight Investment, Ltd. which appears to be a related party. To the extent that you paid more for Changsha Valve than Able Delight Investment, Ltd. paid one month earlier, revise to disclose the reasons why this was considered appropriate in light fact that Able Delight Investment, Ltd. was formed by the wife of Bin Li, one of your major shareholders.

China Valves Response: The Company acquired Changsha Valves through the formation of a new corporation, Able Delight. Although in form the creation of a new company to effect the business combination is different than a business combination between the separate companies, in substance the transaction is no different from a transaction in which one of the combining entities directly acquires the other. Therefore, the transaction should be accounted for as if one of the combining entities directly acquires the other and the acquisition method is applied to each of the combining entities. The total consideration for the transaction included $6.07 million paid by Able Delight to Watts and $8.93 million of assumed liabilities and expenses paid concurrently during the acquisition.

The additional $8.93 million is accounted for as follows:

Amount of payment
Explanation of payment	(amount in millions*)
Payment of accounts payable to Watts’ Shanghai subsidiary	$1.17 (approx)
Payment of accounts payable to Watts’ Tianjin subsidiary	$1.17 (approx)
Payment of accounts payable to third parties	$2.27 (approx)
Payment to Changsha Valves sales personnel for unpaid sales commission	$2.20 (approx)
Payment to employees of Changsha Valve for unpaid salaries and year-end bonuses	$0.66 (approx)
Payment to employees of Changsha Valves for severance payments	$0.88 (approx)
Payment of legal fees for due diligence and documentation	$0.53 (approx)
Payment of compensation to Able Delight	$0.05
TOTAL	$8.93 million

* Calculated based on the average exchange rate of RMB 6.8269 to $1 issued by People’s Bank of China on February 2, 2010.

14.

In your Form 8-K/A filed on November 18, 2010, you indicate that as a condition of the sale of Changsha Valve, the purchasing party must be a party whose registered owner was not China Valves Technology, Inc. or any of its affiliates. It appears from your disclosures on page F-25 that Able Delight Investment, Ltd. was formed in November 2009 by Qing Lu, the wife of Bin Li, one of your major shareholders. Please supplementally tell us how you determined this was not a violation of the condition that the purchasing party be unaffiliated with China Valves Technology, Inc.

China Valves Response: Watts Regulator required that, as a condition of the sale of Changsha Valve, the purchasing party be a company whose registered owner was not the Company or any of its subsidiaries so that Watts Regulator would avoid entering into a transaction directly with a competitor. As Able Delight was not a subsidiary of the Company, its interposition between Watts Regulator and the Company satisfied Watts’ condition. Please also refer to our response to Comment 13.

15.

We note that prior to selling Changsha Valve to Able Delight Investment, Ltd., Watts Water Technologies, Inc. disclosed in a Form 10-Q filed on August 7, 2009 that it had “received information regarding possible improper payments to foreign government officials by employees” of Changsha Valve. Please revise your filing to address your agreement with Watts Water Technologies, Inc. regarding the investigation of these matters by any regulatory authorities. Please also revise to disclose if the employees accused of possible improper payments are still employed by you and what changes you have undertaken to ensure that no improper payments occur in the future.

China Valves Response: We did not have any agreement with Watts Water Technologies, Inc. regarding the investigation of these matters by any regulatory authorities. We investigated Changsha Valve and found no evidence that any employee made improper payments to foreign government officials. We have hired Pillsbury Winthrop Shaw Pittman LLP as our FCPA advisor to implement an FCPA policy and to provide training to ensure compliance with the FCPA.

Form 10-Q for the period ended March 31, 2011
General

16.	Please address the above comments in your interim filings as well.

China Valves Response: Please refer to our responses above as applicable to the interim filings.

17.

Please revise to clarify if 4,194,344 shares were released from escrow during the first quarter of 2011 in connection with the Make Good Escrow Agreement. Your current disclosures appear outdated since they indicate that this will happen after the 2010 Form 10-K is filed.

China Valves Response: The 4,194,344 shares were released from escrow to Bin Li after the Annual Report on Form 10-K was filed.

Item2. Management’s Discussion and Analysis of Financial Condition and Results of operations

Operating Expense ,page 30

18.

Please revise to explain the reason for the significant increase in your bad debt expense during the quarter ended March 31, 2011.This increase resulted in a more than 100% increase in your allowance for doubtful accounts.

China Valves Response: Management reviewed accounts receivable balances and, based on an assessment of historical bad debts, current customer receivable balances, age of customer receivable balances, customers’ financial conditions and current economic trends. Management decided there would be a higher possibility of failure to make accounts receivables collection from several customers, and then reserved allowance against accounts receivable.

Liquidity and Capital Resources

Operating Activities. page 31

19.

In light of the significant increase to your allowance for doubtful accounts, please revise to explain how your accounts receivable collection rates for the first quarter of 2011 have changed compared to the first quarter of 2010 and the fourth quarter of 2010. Please also disclose your normal sales payment terms. Please supplementally tell us the dollar amount of your accounts receivable that have been outstanding for the following time periods:0 days-6 months, 6 months-1 year, 1 year-2 years; and more than two years.

China Valves Response: Our accounts receivable collection rates for the first quarter of 2011 was slower compared to the first quarter of 2011 and the forth quarter of 2010 because more resources have been directed to our newly acquired subsidiaries. Our normal sales payments terms are 3 to 6 months for distributors, and 6 months to 1 year for end users.

US$	0-6 months	6months to 1 year	1-2 year	Over 2 years	Total
Accounts receivable	70,829,499	18,244,759	4,296,774	2,458,707	95,829,738
% of total	73.9%	19.0%	4.5%	2.6%	100.0%

Form 8-K/A filed November 8.2010

Exhibit 10.1

20.

The loan Agreement filed as Exhibit 10.1 define Party B as Able Delight Investment, Inc (Hong Kong). However, it appears that the agreement was signed on behalf of Party B by a representative of Zhuo Yu Investment Co., Ltd. Please supplemental explain the relationship between Able Delight Investment, Inc. and Zhuo Yu Investment co., Ltd. Please also explain why a representative of Zhuo Yu Investment Co., Ltd. signed this document instead of a representative of Able Delight Investment, Inc.

China Valves Response: Able Delight Investment, Inc. and Zhou Yu Investment Co. Ltd. are the same company. Zhou Yu is the Chinese pronunciation for the Chinese translation of Able Delight.

In responding to the Staff’s comments, we hereby acknowledge that:

	•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

	•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (011) 86 378-2925211 or Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

China Valves Technology, Inc.

By:/s/ Jianbao Wang
      Jianbao Wang
      Chief Executive Officer